FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2003

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release, Dated April 1, 2003,

2.

News Release, Dated April 1, 2003,

3.

Material Change Report, Dated April 1, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: May 5, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary_____

(Title)

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

May 5, 2003

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Thomas Rondeau, Attn:  James L. Harris

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 1, 2003

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

CORPORATE UPDATE

Further to its news release of January 14, 2003, Oromin Explorations Ltd. (“Oromin”) reports that the private placement has now closed.  Oromin issued a total of 2,045,454 units at a price of $0.11 per unit to generate net proceeds of $225,000.  Each unit is comprised of one common share of Oromin and one non-transferable share purchase warrant entitling the purchase of one additional share of Oromin at a price of  $0.18 per share until April 1, 2005.  The shares which comprise part of the units and any shares acquired on the exercise of the warrants which comprise part of the units are subject to a hold period which expires on June 27, 2003.

Further to its news release of February 6, 2003, Oromin also reports that it has agreed to extend the time by which The Havana Group, Inc. (“Havana”) must make its initial payment of US$450,000 to April 30, 2003 from March 31, 2003.  As  consideration for this extension, Havana has agreed to pay Oromin’s wholly-owned subsidiary, Cynthia Holdings Limited (“Cynthia”), an additional US$45,000 by April 30, 2003.

Havana has the right to acquire a an effective 50% interest in Oromin’s Santa Rosa Property from Cynthia for the sum of US$1,400,000, now payable in three stages with US$900,000 due on or before April 30, 2003, a further US$450,000 on or before May 31, 2003 and the remaining US$50,000 to be paid by February 5, 2004.  In the event that Havana fails to make any payment in a timely fashion, Havana will forfeit its interest in the Santa Rosa Property and will retain no interest in the property.

In its news release of April 1, 2003, Havana announced that:

“It has secured an equity line of credit from a private equity fund.  The Havana Group was approved for a credit line up to US$5,000,000 over a three-year term.  The agreement is subject to final documentation and Board approval.  Any funds received through the credit line will be used for acquisition costs, drilling costs and operating capital.  We are pleased to have secured this line of credit as a viable way to finance the company’s operations,” said Havana’s CEO, William Miller.”

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 1, 2003

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

CORPORATE UPDATE

Further to its news release of January 14, 2003, Oromin Explorations Ltd. (“Oromin”) reports that the private placement has now closed.  Oromin issued a total of 2,045,454 units at a price of $0.11 per unit to generate net proceeds of $225,000.  Each unit is comprised of one common share of Oromin and one non-transferable share purchase warrant entitling the purchase of one additional share of Oromin at a price of  $0.18 per share until April 1, 2005.  The shares which comprise part of the units and any shares acquired on the exercise of the warrants which comprise part of the units are subject to a hold period which expires on August 1, 2003.

Further to its news release of February 6, 2003, Oromin also reports that it has agreed to extend the time by which The Havana Group, Inc. (“Havana”) must make its initial payment of US$450,000 to April 30, 2003 from March 31, 2003.  As  consideration for this extension, Havana has agreed to pay Oromin’s wholly-owned subsidiary, Cynthia Holdings Limited (“Cynthia”), an additional US$45,000 by April 30, 2003.

Havana has the right to acquire a an effective 50% interest in Oromin’s Santa Rosa Property from Cynthia for the sum of US$1,400,000, now payable in three stages with US$900,000 due on or before April 30, 2003, a further US$450,000 on or before May 31, 2003 and the remaining US$50,000 to be paid by February 5, 2004.  In the event that Havana fails to make any payment in a timely fashion, Havana will forfeit its interest in the Santa Rosa Property and will retain no interest in the property.

In its news release of April 1, 2003, Havana announced that:

“It has received a definitive agreement for an equity line of credit from a private equity fund.  The Havana Group was approved for a credit line up to US$5,000,000 over a three-year term.  The agreement is subject to final documentation, registration of securities and Board approval.  Any funds received through the credit line will be used for acquisition costs, drilling costs and operating capital.  We are pleased to have secured this line of credit as a viable way to finance the company’s operations,” said Havana’s CEO, William Miller.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 1, 2003

Item 3.

Press Release

April 1, 2003, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer issued a total of 2,045,454 units at a price of $0.11 per unit to generate net proceeds of $225,000.  Each unit is comprised of one common share of the Issuer and one non-transferable share purchase warrant entitling the purchase of one additional share of the Issuer at a price of  $0.18 per share until April 1, 2005.  The Issuer has also agreed to extend the time by which The Havana Group, Inc. must make its initial payment of US$450,000 in respect of the Santa Rosa Property to April 30, 2003 from March 31, 2003.

Item 5.

Full Description of Material Change

The Issuer issued a total of 2,045,454 units at a price of $0.11 per unit to generate net proceeds of $225,000.  Each unit is comprised of one common share of the Issuer and one non-transferable share purchase warrant entitling the purchase of one additional share of the Issuer at a price of  $0.18 per share until April 1, 2005. The shares which comprise part of the units and any shares acquired on the exercise of the warrants which comprise part of the units are subject to a hold period which expires on August 1, 2003.

The Issuer has also agreed to extend the time by which The Havana Group, Inc. (“Havana”) must make its initial payment of US$450,000 in respect of the Santa Rosa Property to April 30, 2003 from March 31, 2003.  As  consideration for this extension, Havana has agreed to pay the Issuer’s wholly-owned subsidiary, Cynthia Holdings Limited (“Cynthia”), an additional US$45,000 by April 30, 2003.

Havana has the right to acquire a an effective 50% interest in the Issuer’s Santa Rosa Property from Cynthia for the sum of US$1,400,000, now payable in three stages with US$900,000 due on or before April 30, 2003, a further US$450,000 on or before May 31, 2003 and the remaining US$50,000 to be paid by February 5, 2004.  In the event that Havana fails to make any payment in a timely fashion, Havana will forfeit its interest in the Santa Rosa Property and will retain no interest in the property.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 1st day of April, 2003.

OROMIN EXPLORATIONS LTD.

By:

“James G. Stewart”________________

Secretary_________________________

(Official Capacity)

J.G. Stewart________________

(Please print here name of individual

 whose signature appears above.)